UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IPSIDY INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46264C 107

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☒	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46264C 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eric Rand
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 34,494,191(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 34,494,191(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,494,191(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7%
12.	Type of Reporting Person (See Instructions) IN

(1)	During the year ended December 31, 2020, Mr. Rand exercised common stock Purchase Warrants to acquire 905,334 shares of common stock at various prices and was granted common stock Purchase Warrants to acquire 369,334 shares of common stock at $0.15 per share. As of December 31, 2020, Mr. Rand holds (i) 24,124,857 shares of common stock, (ii) a common stock purchase warrant to acquire 10,000,000 shares of common stock at $0.10 per share and (iii) a common stock purchase warrant to acquire 369,334 shares of common stock at $0.15 per share. The above percent of common stock is based on 589,272,023 shares of common stock outstanding as of December 31, 2020.

Item 1.	(a)	Name of Issuer

Ipsidy Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

670 Long Beach Blvd.
Long Beach, New York 11561

Item 2.	(a)	Name of Person Filing

Eric Rand

	(b)	Address of Principal Business Office or, if none, Residence

17722 Middlebrook Way
Boca Raton, FL 33496

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”), Common Stock Purchase Warrants to acquire Common Stock.

	(e)	CUSIP Number

46264C107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 34,494,191(1)

(b)	Percent of class: 5.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 34,494,191(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 34,494,191(1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	During the year ended December 31, 2020, Mr. Rand exercised common stock Purchase Warrants to acquire 905,334 shares of common stock at various prices and was granted common stock Purchase Warrants to acquire 369,334 shares of common stock at $0.15 per share. As of December 31, 2020, Mr. Rand holds (i) 24,124,857 shares of common stock, (ii) a common stock purchase warrant to acquire 10,000,000 shares of common stock at $0.10 per share and (iii) a common stock purchase warrant to acquire 369,334 shares of common stock at $0.15 per share. The above percent of common stock is based on 589,272,023 shares of common stock outstanding as of December 31, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021	/s/ Eric Rand
Eric Rand